EXHIBIT 99.2

51% MIPA GUARANTEE

This 51% MIPA GUARANTEE dated as of March 8, 2012 (this “Guarantee”) is made by ALGONQUIN POWER & UTILITIES CORP., a company incorporated and existing under the laws of Canada (the “Guarantor”) in favor of GAMESA ENERGY USA, LLC, a Delaware limited liability company (the “Beneficiary”).

RECITALS

WHEREAS, Algonquin Power Fund (America) Inc. (“Buyer”) and Beneficiary, have entered into the 51% Membership Interest Purchase and Sale Agreement dated as of December 30, 2011, as amended by the Amended and Restated 51% Membership Interest Purchase and Sale Agreement dated as of March 8, 2012 (as the same may be further amended, modified or supplemented from time to time, “MIPA 1”) in connection with the proposed sale of 51% of the membership interests in Wind Portfolio Sponsorco, LLC, a Delaware limited liability company (the “Class B Equity Investor”), respectively, which owns or will own an interest in the following project companies (each a “Project Company” and collectively, the “Project Companies”): (i) Pocahontas Prairie Wind, LLC, a Delaware limited liability company, which owns an approximately 80 megawatt wind power project being developed in Pocahontas County, Iowa; (ii) Sandy Ridge Wind, LLC, a Delaware limited liability company, which owns an approximately 50 megawatt wind power project being developed in Blair and Centre Counties, Pennsylvania; (iii) Minonk Wind, LLC, a Delaware limited liability company, which owns an approximately 200 megawatt wind powered project being developed in Livingston and Woodford Counties, Illinois; and (iv) Senate Wind, LLC, a Delaware limited liability company, which owns an approximately 150 megawatt wind power project begin developed in Jack and Young Counties, Texas.

WHEREAS, JPM Capital Corporation, a Delaware corporation, Gear Wind LLC, a Delaware limited liability company, and Morgan Stanley Wind LLC, a Delaware limited liability company, Beneficiary, the Class B Equity Investor, Wind Portfolio MemberCo, LLC, a Delaware limited liability company, and Wind Portfolio Holdings, LLC, a Delaware limited liability company, have entered into a Membership Interest Purchase and Equity Capital Contribution Agreement, dated as of March 8, 2012 (as the same may be further amended, modified or supplemented from time to time, the “ECCA”) in connection with the financing of the wind power projects owned by the Project Companies.

WHEREAS, Guarantor, as the direct or indirect owner of Buyer, will benefit from the transactions contemplated by MIPA 1 and the ECCA, and it is a condition to the consummation of the transactions contemplated thereby that Guarantor execute and deliver this Guarantee pursuant to Section 5.1(l) of MIPA 1.

WHEREAS, Guarantor has agreed to guarantee for the benefit of the Beneficiary the timely payment when due of the payment obligations of Buyer under MIPA 1.

NOW THEREFORE, Guarantor hereby agrees as follows:

Section 1.  Guarantee.

(a)        Guarantor hereby irrevocably and unconditionally guarantees to the Beneficiary, as primary obligor and not merely as surety, the timely payment when due of all obligations and liabilities, including without limitation indemnity payments, whether now in existence or hereafter arising, of Buyer under MIPA 1, in accordance with the terms of MIPA 1, including, to the extent required thereby, all reasonable and documented expenses of collection, counsel fees and other expenses incurred by the Beneficiary in connection with the enforcement of its rights to the Sponsor Percentage of the Upstream Project Amount under or pursuant to MIPA 1 (such payment obligations being referred to herein collectively as the “Guaranteed Obligations”). Upon any failure by Buyer to pay any of the Guaranteed Obligations, the Guarantor hereby agrees that it will forthwith, following written demand, pay or cause to be paid at the place and in the manner specified in MIPA 1, such amounts which Buyer has failed to pay; provided, however, and subject to Section 3, delay by the Beneficiary in giving such demand shall in no event affect the Guarantor’s obligations under this Guarantee. This Guarantee is a guarantee of payment and not merely a guarantee of collection.

(b)        This is a continuing and irrevocable guaranty of the Guaranteed Obligations. Subject to Section 2, the liability of Guarantor under the Guarantee shall be absolute, unconditional and irrevocable (other than as a result of the payment of the Guaranteed Obligations by Guarantor or Buyer, or the written waiver, settlement and/or discharge of the Guaranteed Obligations or of this Guarantee by the Beneficiary or the expiration or termination of MIPA 1 and discharge of all obligations owing to the Beneficiary thereunder), and shall remain unaffected by:

(i)         any amendment or modification of MIPA 1 agreed by the parties thereto (other than in connection with any written waiver, settlement and/or discharge of the Guaranteed Obligations);

(ii)        any release, exchange, non-perfection or invalidity of any direct or indirect security for any of the Guaranteed Obligations;

(iii)       any change in the corporate existence (including its constitution, laws, rules, regulations or powers), structure or ownership of Buyer or the Guarantor, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer or its assets;

(iv)       the existence of any claim, set-off or other rights which the Guarantor may have at any time against Buyer or the Beneficiary, whether in connection herewith or in connection with any unrelated transaction; provided that nothing herein shall prevent the assertion of any such claim by separate suit or compulsory counterclaim; or

(v)        the rendering of any judgment against Buyer or any action to enforce the same.

(c)        Until all of the Guaranteed Obligations have been performed in full, Guarantor shall have no right of subrogation to, and waives, to the fullest extent permitted by law, any right to enforce any remedy which the Beneficiary now has or may hereafter have against Buyer in respect of the Guaranteed Obligations. Provided that all of the Guaranteed Obligations have been performed in full or this Guarantee has otherwise expired pursuant to Section 4 hereof, Guarantor shall be subrogated to all rights of the Beneficiary in respect of any amounts paid by Guarantor pursuant to the provisions of this Guarantee. Guarantor waives, to the maximum extent waivable any defense based upon (a) any amendment, modification or extension of the Guaranteed Obligations and (b) any assertion or claim that the automatic stay provided by 11 U.S.C. §362 (arising upon the voluntary or involuntary bankruptcy proceeding of Buyer or any permitted assignee), or any other stay provided under any other debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable, shall operate or be interpreted to stay, interdict, condition, reduce or inhibit the ability of the Beneficiary to enforce any rights, whether now existing or hereafter acquired, which the Beneficiary may have against Guarantor.

Section 2.  Certain Limitations

Notwithstanding anything in Section 1 hereof to the contrary:

(a)        Guarantor’s total liability under this Guarantee with respect to any failure of Buyer to pay a Guaranteed Obligation shall not exceed Buyer’s liability for such payment under MIPA 1;

(b)        Guarantor shall not be required by this Guarantee to pay any Guaranteed Obligation if the payment thereof is illegal; and

(c)        Guarantor shall not be required to make a payment in respect of any Guaranteed Obligation while the validity and existence of such Guaranteed Obligation is being disputed in good faith by the Class B Equity Investor or Buyer in accordance with the dispute resolution provisions in MIPA 1.

Section 3.  Representations and Warranties of Guarantor

Guarantor represents and warrants as follows:

(a)        Organization and Authority; Binding Obligations.    Guarantor is a company duly organized and validly existing under the laws of Spain. It is not subject to any current orders for winding up, or appointment of a receiver or liquidator or to any notice of any proposed deregistration. Guarantor has all necessary power and authority to execute and deliver this Guarantee, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Guarantee has been duly authorized, executed and delivered by Guarantor and constitutes the valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, subject, as to enforceability of remedies, to limitations imposed by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.

(b)        Non-Contravention; Consents.    The execution and delivery by Guarantor of this Guarantee and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of the organizational documents of Guarantor, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which Guarantor is a party or by which it is bound or to which it is subject, or constitute a default under any such agreement or instrument. All corporate consents required to authorize execution of this Guarantee have been duly obtained.

(c)        No Actions, Suits or Proceedings.    There are no pending or, to Guarantor’s knowledge, threatened actions, suits or proceedings against Guarantor or affecting it or its properties before or by any court or administrative agency which, if adversely determined, would adversely affect its ability to perform its obligations under this Guarantee.

Section 4.  Term and Termination.

This Guarantee shall expire upon the earliest to occur of (a) the satisfaction in full by the Class B Equity Investor, Buyer or Guarantor of the Guaranteed Obligations, and (b) the expiration or termination of all of Buyer’s obligations under MIPA 1, after which date no claim may be made against Guarantor hereunder (but in the case of clause (b) without prejudice to any outstanding claim validly made against Guarantor hereunder prior to such date). If at any time any payment of any of the Guaranteed Obligations is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of Buyer or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated at such time as though such payment had not been made.

Section 5.  Expenses and Taxes.

Without limiting the generality of the Guarantor’s obligations hereunder, the Guarantor agrees to reimburse the Beneficiary for any reasonable fees, expenses and default interest incurred by the Beneficiary in the enforcement of the Beneficiary’s rights under this Guarantee (including the reasonable fees and expenses of outside counsel). All payments made under this Guarantee shall be made together with such additional amounts, if any, as may be necessary to ensure that, after withholdings or deductions as Guarantor may be required by law to make, the amount received by the Beneficiary from Guarantor will be the same amount as would have been received had such amount been duly paid by an Obligor in accordance with MIPA 1.

Section 6.  Miscellaneous.

(a)        Notices.    Unless otherwise expressly specified or permitted by the terms hereof, all communications and notices provided for herein shall be in writing or by a telecommunications device capable of creating a written record, and any such notice shall become effective (a) upon personal delivery thereof, including, without limitation, by overnight mail or courier service, (b) in the case of notice by mail, certified or registered, postage prepaid, return receipt requested, upon receipt thereof, or (c) in the case of notice by such a telecommunications device, upon transmission thereof, provided such transmission is promptly confirmed by either of the methods set forth in clauses (a) or (b) above, in each case addressed to the Guarantor at 2845 Bristol Circle, Oakville, Ontario, Canada L6H 7H7, Fax: (905) 465-4514 or at such other address as may from time to time be designated by written notice. All notices to the Beneficiary shall be mailed or delivered as provided in MIPA 1.

(b)        Governing Law; Jurisdiction.

(i)        This Guarantee shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to the conflict of laws provisions thereof (other than New York General Obligations Law Section 5-1401).

(ii)       Guarantor hereby submits to the non-exclusive jurisdiction of the courts of the State of New York sitting in New York City and the United States District Court for the Southern District of New York, for the purposes of all legal proceedings arising out of or relating to this Guarantee or the transactions contemplated hereby. Guarantor irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

(c)        Interpretation.    The headings of the sections and other subdivisions of this Guarantee are inserted for convenience only and shall not be deemed to constitute a part hereof.

(d)        Successors and Assigns.    Guarantor may not assign any of its obligations under this Guarantee without the prior written consent of the Beneficiary. This Guarantee shall be binding upon Guarantor and its successors and permitted assigns and shall inure to the benefit of, and shall be enforceable by, the Beneficiary and its successors and permitted assigns.

(e)        No Waiver; Amendments.    No failure on the part of a Beneficiary to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by a Beneficiary of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The terms of this Guarantee may be waived, altered or amended only by an instrument in writing duly executed by Guarantor and the Beneficiary.

(f)        No Third Party Beneficiary.    Neither this Guarantee nor any remedy arising hereunder is intended for the benefit of, or is enforceable by, any person other than the Beneficiary, Guarantor, and their respective successors and permitted assigns.

(g)        No Set-off.    By acceptance of this Guarantee, the Beneficiary shall be deemed to have waived any right to set-off, combine, consolidate, or otherwise appropriate and apply (i) any assets of Guarantor or any of its affiliates at any time held by any of them or (ii) any indebtedness or other liabilities at any time owing by any of them to Guarantor or any of its affiliates, as the case may be, on account of the obligations or liabilities owed by Guarantor to such party under this Guarantee.

(h)        Further Assurances.    The Guarantor will promptly and duly execute and deliver such further documents to make such further assurances for and take such further action reasonably requested by the Beneficiary, all as may be reasonably necessary to carry out more effectively the intent and purpose of this Guarantee.

(i)        Counterparts.    This Guarantee may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

(j)        Severability.    If any provisions hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (1) the other provisions hereof shall remain in full force and effect in such jurisdiction and (2) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other applicable jurisdiction.

(k)        Waiver of Jury Trial.    EACH OF GUARANTOR AND THE BENEFICIARY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)        Entire Agreement.    The terms and conditions set forth herein constitute the complete statement of the agreement between Guarantor and the Beneficiary relating to the subject matter hereof. No prior parol evidence may be introduced or considered at any judicial or arbitration proceeding for any purpose to interpret or clarify any term or provision of this Guarantee.

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IN WITNESS WHEREOF, Guarantor has caused this Guarantee to be duly executed as of the day and year first above written.

ALGONQUIN POWER & UTILITIES CORP., as
Guarantor

By:	(signed) “Ian Robertson”
Name: Ian Robertson
Title: Authorized Signing Officer

By:	(signed) “Linda Beairsto”
Name: Linda Beairsto
Title: Authorized Signing Officer

Signature Page

To

51% MIPA Guarantee

Accepted and Agreed:

GAMESA ENERGY USA, LLC, as a Beneficiary

By:	(signed) “Jiddu Tapia”
Name: Jiddu Tapia
Title: Chief Development Officer

51% MIPA Guarantee Signature Page